SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           Ivex Packaging Corporation
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   465855104
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein (exclusive of shares held by Controlling Persons as defined herein) is 210,911, which constitutes approximately 1.0% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 20,426,666 shares outstanding.

1.   Name of Reporting Person:

     Acadia Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Delaware


               5.   Sole Voting Power: 210,911 (1)(2)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 210,911 (1)(2)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     210,911 (2)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 1.0%


12.  Type of Reporting Person: PN

--------------

(1) Power is exercised by its sole general partner, Acadia FW Partners, L.P., whose managing general partner is Acadia MGP, Inc., whose president is J. Taylor Crandall.

(2) Solely in its capacity as sole general partner of Acadia Electra Partners, L.P.

1.   Name of Reporting Person:

     Acadia Electra Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Texas


               5.   Sole Voting Power: 210,911 (1)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 210,911 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     210,911

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 1.0%


12.  Type of Reporting Person: PN

--------------

(1) Power is exercised by its sole general partner, Acadia Partners, L.P., whose sole general partner is Acadia FW Partners, L.P., whose managing general partner is Acadia MGP, Inc., whose president is J. Taylor Crandall.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated February 13, 1998, (the "Schedule 13G"), relating to the Common Stock, par value $.01 per share (the "Stock"), of Ivex Packaging Corporation. Unless otherwise indicated, all defined terms used herein shall have the same meanings ascribed to them in the Schedule 13G.

Item 4.   Ownership.

     Item 4 is hereby amended and restated in its entirety as follows:

     (a) - (b)

     Reporting Persons

     Acadia

     Because of its position as sole general partner of Acadia Electra, the aggregate number of shares of the Stock that Acadia owns beneficially, pursuant to Rule 13d-3 of the Act, is 210,911, which constitutes approximately 1.0% of the outstanding shares of the Stock.

     Acadia Electra

     The aggregate number of shares of the Stock that Acadia Electra owns beneficially, pursuant to Rule 13d-3 of the Act, is 210,911, which constitutes approximately 1.0% of the outstanding shares of the Stock.

     Controlling Persons

     Acadia FW

     Because of its position as the sole general partner of Acadia, Acadia FW may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 210,911 shares of the Stock, which constitutes approximately 1.0% of the outstanding shares of the Stock.

     Acadia MGP

     Because of its position as the managing general partner of Acadia FW, Acadia MGP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 210,911 shares of the Stock, which, together with the 18,380 shares of the Stock that Acadia MGP directly beneficially owns, constitutes approximately 1.1% of the outstanding shares of the Stock.

     Crandall

     Because of his position as the President and sole stockholder of Acadia MGP, which is the managing general partner of Acadia FW, which is the sole general partner of Acadia, which is the sole general partner of Acadia Electra, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 229,291 shares of the Stock, which, together with the 36,259 shares of the Stock that Crandall directly beneficially owns, constitutes in the aggregate approximately 1.3% of the outstanding shares of the Stock.

     (c)

     Reporting Persons

     Acadia

     Acting through its sole general partner, and in its capacity as the sole general partner of Acadia Electra, Acadia has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 210,911 shares of the Stock.

     Acadia Electra

     Acting through its sole general partner, Acadia Electra has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 210,911 shares of the Stock.

     Controlling Persons

     Acadia FW

     In its capacity as the sole general partner of Acadia, and acting through its managing general partner, Acadia FW has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 210,911 shares of the Stock.

     Acadia MGP

     Acadia MGP has the sole power to vote or to direct the vote and to dispose or to directthe disposition of 18,380 shares of the Stock. In addition, in its capacity as the managing general partner of Acadia FW, and acting through its president, Acadia MGP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 210,911 shares of the Stock.

     Crandall

     Crandall has the sole power to vote or to direct the vote and to dispose or direct the disposition of 36,259 shares of the Stock. In addition, in his capacity as the President and sole stockholder of Acadia MGP, which is the managing general partner of Acadia FW, which is the sole general partner of Acadia, which is the sole general partner of Acadia Electra, Crandall has the sole power to vote or to direct the vote and to dispose or direct the disposition of 229,291 shares of the Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

     Item 5 is hereby amended and restated in its entirety as follows:

     This filing on Schedule 13G is for the purpose of reporting the fact that the Reporting Persons have ceased to be the beneficial owners of more than five percent (5%) of the outstanding shares of the Stock.

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


     DATED:



                              ACADIA PARTNERS, L.P.

                              By:  ACADIA FW PARTNERS, L.P.,
                                   General Partner

                                   By:  ACADIA MGP, INC.,
                                        Managing General Partner



                                        By: /s/ W.R. Cotham
                                             W.R. Cotham,
                                             Vice President




                              ACADIA ELECTRA PARTNERS, L.P.

                              By:  ACADIA PARTNERS, L.P.
                                   General Partner

                                   By:  ACADIA FW PARTNERS, L.P.,
                                        General Partner

                                        By:  ACADIA MGP, INC.,
                                             Managing General Partner



                                             By: /s/ W.R. Cotham
                                                  W.R. Cotham,
                                                  Vice President